UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2267 West 10th Avenue,

Vancouver, British Columbia, Canada V6K 2J1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PROMINENT INVESTMENT NEWSLETTER WRITER APPOINTED TO HEAD CLEARLY CANADIAN’S NEWLY FORMED ADVISORY BOARD

VANCOUVER, B.C., March 16, 2006—CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF) announced today that James Dines, editor of The Dines Letter, has been appointed chairman of its newly-formed advisory board. The advisory board has been formed to provide advisory services to the Company regarding high-quality product development as it moves forward on its path to growth and profitability.

Mr. Dines is recognized as one of the most accurate and highly regarded investment advisors today. Mr. Dines is credited for having predicted the gold boom of the 1970s, the Internet boom of the 1990s, and the current booms in raw materials, especially energy and uranium. Of Mr. Dines’ last twenty-one annual forecasts for the Dow-Jones Industrial Average, nineteen were correct. The Dines Letter has been ranked #1 newsletter worldwide by Timer Digest multiple times.

For over twenty years, Mr. Dines has been an especially strong proponent of the benefits of natural, healthy consumer products, in particular water. He is looking forward to assisting Clearly Canadian in its efforts to grow its existing water-based products and develop healthy water beverages that would deliver benefits for consumers.

Mr. Dines stated, “Clearly Canadian has great potential for a comeback. This is one of the few times in my career that I have so wholeheartedly gotten behind a Company with a brand name that, to this day, remains so highly recognizable to consumers. I believe that the Company’s plans to introduce exciting, new, water-based products in 2006, and continue to increase the availability of its current products, will be the catalyst to increased shareholder value going forward.”

In his new post as chairman of the advisory committee, Mr. Dines intends to provide advice and recommendations on producing premium water beverages for the North American market in support of the Company’s strategic initiatives that focus on innovation and the brand equity of Clearly Canadian.

As compensation for providing advisory services to the Company for five years, Mr. Dines has been issued warrants to purchase 1,000,000 of the Company’s common shares at an exercise price of $2.00 per share.

Forward Looking Statements

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”, “estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including, but not limited to, the Company’s belief that it can move forward on its path to growth and profitability, that it can grow its existing water-based products and develop healthy water beverages that would deliver benefits for consumers, that it can make a comeback, that it can offer new, exciting water-based products in 2006 and continue to increase shareholder value. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

About Clearly Canadian

Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian O+2® oxygen enhanced water beverage which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

CLEARLY CANADIAN BEVERAGE CORPORATION

/s/ Brent Lokash

Brent Lokash, President

For further information please contact:

Shareholder Relations

(e-mail: investor@clearly.ca)

1 (800) 983-0993

For more information on James Dines and The Dines Letter visit www.dinesletter.com

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CANADIAN O+2®.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearly Canadian Beverage Corporation

/s/ Brent Lokash

Brent Lokash

President and Chief Financial Officer

Date: March 17, 2006